Kenne Ruan, CPA

Phone: (203) 824-0441 Fax: (203) 413-4686

40 Hemlock Hollow Road, Woodbridge, CT 06525

         kruancpa@yahoo.com

April 19, 2010

To Whom It May Concern:

The firm of Yongqing Ruan, Certified Public Accountant consents to the inclusion of the Financial Statements of USChina Taiwan Inc. as of December 31, 2010, in any filings that are necessary now or in the near future with the U.S. Securities and Exchange Commission.

Very Truly Yours,

/s/ Yongqing Ruan, CPA